UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: **December 31, 2006**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **1-16725**

The Principal Select Savings Plan for Individual Field
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Management Resources Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Individual Field as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 13, 2007

The Principal Select Savings Plan for Individual Field

Statements of Net Assets Available for Benefits

	December 31 2006	December 31 2005
Assets		
Investments:		
Unallocated investment contracts, at fair value:		
General account of insurance company	**$2,839,860**	$3,127,357
Separate accounts of insurance company	**152,567,790**	127,635,923
Principal Financial Group, Inc. ESOP	**12,141,841**	9,107,497
Notes receivable from participants	**2,513,775**	2,530,132
Total invested assets	**170,063,266**	142,400,909
Contribution receivable from Principal Life Insurance Company	**176,343**	47,134
Contributions receivable from participants	**341,543**	196,855
Net assets available for benefits	**$170,581,152**	$142,644,898

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2006	**2005**
Additions:		
Investment income:		
Interest	**$279,765**	$272,512
Dividends	**161,320**	121,869
Net realized and unrealized appreciation in aggregate value of investments	**23,613,165**	14,313,841
	24,054,250	14,708,222
Contributions:		
Principal Life Insurance Company	**3,708,682**	2,076,518
Employees	**9,281,100**	8,153,430
	12,989,782	10,229,948
Transfers from affiliated and unaffiliated plans, net	**548,483**	599,126
Total additions	**37,592,515**	25,537,296
Deductions:		
Benefits paid to participants	**9,624,276**	11,624,354
Administrative Expenses	**31,985**	16,643
Total deductions	**9,656,261**	11,640,997
Net increase	**27,936,254**	13,896,299
Net assets available for benefits at beginning of year	**142,644,898**	128,748,599
Net assets available for benefits at end of year	**$170,581,152**	$142,644,898

See accompanying notes.

1. Significant Accounting Policies

The accounting records of The Principal Select Savings Plan for Individual Field (the Plan) are maintained on the accrual basis of accounting.

Valuation of Investments

The unallocated investment contracts represent investments in the general and pooled separate accounts of Principal Life Insurance Company (Principal Life). The general and separate accounts are reported at fair value as determined by Principal Life. The Principal Financial Group Inc. ESOP, which consists of common stock of Principal Financial Group, Inc., ultimate parent of Principal Life, is reported at the quoted market price on the last business day of the Plan year.

The unallocated investment contracts are non-benefit responsive and are valued at fair value as determined by Principal Life. The general account fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits and the insurance company's administrative expenses. The pooled separate accounts represent contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high yield fixed income securities which are slightly below investment grade, valued at market.

The notes receivable from participants are reported at cost (unpaid balances), which approximates fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The Plan is available to substantially all employees and agents holding an unmodified agent's contract from Principal Life or its subsidiaries (the Company). On January 1, 2006, Principal Life made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement plan and the 401(k) plan and forego receipt of the additional benefits offered by amendments to Principal Life's 401(k). The participants who elected to retain the prior benefit provisions are referred to as "Grandfathered Choice Participants." Matching contributions were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from 6% to 8%. Participants are eligible for immediate entry into the plan upon contract effective date with vesting at 100% after 3 years. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain hardship withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the Plan document. The federal and sate income taxes of the participant are deferred on the contributions until the funds are withdrawn from the Plan.

At December 31, 2006 and 2005, forfeited non-vested account balances totaled $15,289 and $15,212, respectively. In 2006 and 2005, employer contributions were reduced by $275,407 and $232,351, respectively, from non-vested accounts.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become fully vested in their accounts.

2. Description of the Plan (continued)

Information about the Plan agreement, eligibility, and benefit provisions is contained in the *Benefit Program Booklet.* Copies of this pamphlet are available from the Benefit Administration Department.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

Contributions are invested in unallocated investment contracts in the Principal Life general account, (a pooled account invested primarily in fixed income securities having a range of maturities) and in separate accounts, whose portfolios are primarily invested in domestic and international common stocks, high-quality short-term debt securities, long-term debt securities, real estate, private market bonds and mortgages. Participants elect the portfolio(s) in which to have their contributions invested.

The following Principal Life investment accounts represent 5% or more of the fair value of net assets available for benefits in 2006 and 2005:

	December 31	
	2006	**2005**
Diversified International Separate Account	**$ 19,183,307**	$ 14,300,885
International Emerging Markets Separate Account	**13,910,441**	9,792,376
U.S. Property Separate Account	**12,688,810**	10,457,633
Partner Large-Cap Blend I-Separate Account	**12,392,105**	11,692,670
Principal Financial Group, Inc. ESOP	**12,141,841**	9,107,497
Small-Cap Stock Index Separate Account	**10,720,752**	9,925,725
Large-Cap Stock Index Separate Account	**9,888,701**	9,220,241
Medium Company Blend Separate Account	**9,251,373**	8,975,010

4. Investments (continued)

During 2006 and 2005, the Plan's Principal Life investment accounts appreciated (depreciated) in value by $23,613,165 and $14,313,841, respectively, as follows:

	Year Ended December 31	
	2006	2005
General account of insurance company	$ 1,476	$ (61,022)
Separate accounts of insurance company	21,440,703	13,223,435
Principal Financial Group, Inc. ESOP	2,170,986	1,151,428
	$ 23,613,165	$ 14,313,841

5. Notes Receivable From Participants

The Plan Agreement provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a trust investment but only the borrowing participant's account shall share in the interest paid on the loan, or bear any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve "Bank Prime Loan" rate at the time of the loan. The rate is set the day a loan is approved and the rate for the loans issued in 2006 and 2005 ranged from 7.25% to 10.25%. The notes receivable balance was reduced by $251,542 and $129,523 in 2006 and 2005, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.

6. Transactions With Party In Interest

In addition to those transactions discussed in Notes 2 and 4, all significant administrative costs of the Plan are paid by Principal Life, the Plan sponsor.

7. Form 5500

Certain line items of net asset additions and deductions in the 2006 and 2005 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at December 31, 2006 and 2005.

The Principal Select Savings Plan for Individual Field
EIN: 42-0127290 Plan Number: 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2006

Identity of Issue	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in unallocated contracts held in general account of insurance company	$ 2,839,860
Principal Life Insurance Company*	Deposits in insurance company Partner Small-Cap Value Separate Account	2,943,055
Principal Life Insurance Company*	Deposits in insurance company Money Market Separate Account	7,694,154
Principal Life Insurance Company*	Deposits in insurance company U.S. Property Separate Account	12,688,810
Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	6,208,991
Principal Life Insurance Company*	Deposits in insurance company Diversified International Separate Account	19,183,307
Principal Life Insurance Company*	Deposits in insurance company Governmental and High Quality Bond Separate Account	917,131
Principal Life Insurance Company*	Deposits in insurance company Medium Company Blend Separate Account	9,251,373
Principal Life Insurance Company*	Deposits in insurance Company Large-Cap Stock Index Separate Account	9,888,701
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Blend I Separate Account	12,392,105

The Principal Select Savings Plan for Individual Field
EIN: 42-0127290 Plan Number: 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Partner Mid-Cap Growth Separate Account	$ 6,820,282
Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account	10,720,752
Principal Life Insurance Company*	Deposits in insurance company Large Company Growth Separate Account	5,805,970
Principal Life Insurance Company*	Deposit in insurance company International Emerging Markets Separate Account	13,910,441
Principal Life Insurance Company*	Deposit in insurance company Principal Financial Group, Inc. Stock Separate Account	5,577,741
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Value Separate Account	7,289,847
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2010 Separate Account	1,173,305
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2020 Separate Account	4,098,832
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2030 Separate Account	2,675,874
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2040 Separate Account	1,264,000

The Principal Select Savings Plan for Employees
EIN: 42-0127290 Plan Number: 003

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2050 Separate Account	$ 1,361,544
Principal Life Insurance Company*	Deposits in insurance company Large Company Value Stock Separate Account	2,200,444
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Growth I Separate Account	1,523,105
Principal Life Insurance Company*	Deposits in insurance company LifeTime Strategic Income Separate Account	1,061,234
Principal Life Insurance Company*	Deposits in insurance company Partner Small-Cap Growth II Separate Account	5,916,792
Principal Financial Group, Inc.*	206,845 shares of Principal Financial Group, Inc. ESOP	12,141,841
Various participants	Notes receivable from participants with interest rates ranging from 5.50% to 11.50%	2,513,775
Total invested assets		$170,063,266

*Indicates party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Individual Field has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR INDIVIDUAL FIELD
by Benefit Plans Administration Committee

Date: June 28, 2007

By ______________________

Jim DeVries
Committee Member

Exhibit Index

The following exhibit is filed herewith:

		Page
23	Consent of Ernst & Young LLP	14

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-72002) pertaining to The Principal Select Savings Plan for Individual Field of Principal Financial Group, Inc. of our report dated June 13, 2007, with respect to the financial statements and schedule of The Principal Select Savings Plan for Individual Field included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

Des Moines, Iowa
June 27, 2007

END

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